SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 25, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1. Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2005

2. Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2005

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

November 25, 2005	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

November 22, 2005

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2005

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Kenji Tanaka, Corporate Planning Dept., Millea Holdings, Inc. Phone: 03-5223-3212 Noriaki Tashimo, Corporate Accounting Dept., Millea Holdings, Inc. Phone: 03-6212-3344

Date of the Board of Directors’ Meeting: November 22, 2005

1. Consolidated Business Results for the Six Months ended September 30, 2005

(from April 1, 2005 to September 30, 2005)

(1) Consolidated Results of Operations

	(Yen in millions except per share data and percentages)
	For the six months ended		For the year ended March 31, 2005
	September 30, 2005	September 30, 2004
Ordinary income	1,581,353	1,390,356	2,899,467
(change from corresponding period of the previous year)	13.7%	0.5%	4.5%
Operating profit	80,167	7,965	139,999
(change from corresponding period of the previous year)	906.4%	(92.1)%	(27.0)%
Net income	37,929	(7,131)	67,604
(change from corresponding period of the previous year)	—%	—%	(39.3)%
Net income per common share - Basic (yen)	22,194.10	(4,031.48)	38,618.20
Net income per common share - Diluted (yen)	22,192.09	—	—

Notes:	1. Investment income and expenses on equity method:
	For the six months ended September 30, 2005	509	million yen
	For the six months ended September 30, 2004	424	million yen
	For the year ended March 31, 2005	1,243	million yen
	2. Average number of shares outstanding:
	For the six months ended September 30, 2005	1,709,002	shares
	For the six months ended September 30, 2004	1,768,843	shares
	For the year ended March 31, 2005	1,750,589	shares
	3. Change in accounting method:	None
	4. Percentage figures show increase or decrease in ordinary income, operating profit and net income from the previous period.

(2) Consolidated Financial Conditions

	(Yen in millions except per share data and percentages)
	For the six months ended		For the year ended March 31, 2005
	September 30, 2005	September 30, 2004
Total assets	12,689,335	11,129,315	11,624,496
Stockholders’ equity	2,699,742	2,186,405	2,305,243
Ratio of Stockholders’ equity to total assets	21.3	19.6	19.8
Stockholders’ equity per share (yen)	1,588,966.37	1,245,877.97	1,340,336.54

Note:	Number of shares issued:
	At September 30, 2005	1,699,055	shares
	At September 30, 2004	1,754,911	shares
	At March 31, 2005	1,719,899	shares

(3) Consolidated Cash Flows

	(Yen in millions)
	For the six months ended		For the year ended March 31, 2005
	September 30, 2005	September 30, 2004
Cash flows from operating activities	452,673	302,503	385,740
Cash flows from investing activities	(600,058)	(281,681)	(75,449)
Cash flows from financing activities	(33,456)	(60,249)	(144,902)
Cash and cash equivalents at end	1,321,916	1,272,214	1,476,879

(4) Scope of Consolidation and Application of Equity Method

The number of consolidated subsidiaries:	16
The number of non-consolidated subsidiaries accounted for by the equity method:	None
The number of affiliates accounted for by the equity method:	3

(5) Change in the Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries. Newly included: 2 Excluded: 0

Companies accounted for by the equity method. Newly included: 1 Excluded: 0

2. Consolidated Business Forecast for the year ending March 31, 2006

(from April 1, 2005 to March 31, 2006)

(Yen in millions)
Ordinary income	Ordinary profit	Net income
3,146,000	138,000	89,000

Net income per share forecasted for the year ending March 31, 2006:                     52,382.04 yen

Attachment

The Millea Group

Millea Holdings, Inc. (“Millea Holdings” or the “Company”) was formed in April 2002 as an insurance holding company.

The Millea Group’s businesses include its property and casualty business and its life insurance business.

Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty business

Property and casualty business

*Tokio Marine & Nichido Fire Insurance Co., Ltd.

*Trans Pacific Insurance Company

*Tokio Marine Global Ltd.

*Tokio Marine Europe Insurance Limited

*Tokio Marine Global Re Limited

*The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

*The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

*Real Seguros S.A.

*Tokio Marine Brasil Seguradora S.A.

*Tokio Millennium Re Ltd.

#The Nisshin Fire and Marine Insurance Company, Limited

#First Insurance Company of Hawaii, Ltd.

Other business

*Millea Asia Pte. Ltd.

Life insurance business

*Tokio Marine & Nichido Life Insurance Co., Ltd.

*Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

#Real Vida e Previdência S.A.

Other businesses

Securities investment advisory business and securities investment trusts business

*Tokio Marine Asset Management Co., Ltd.

Derivatives business

* Tokio Marine Financial Solutions Ltd.

Staffing business

*Tokio Marine & Nichido Career Service Co., Ltd.

*……Consolidated subsidiaries

#……Investment accounted for by the equity method

Management Policies

1. Management policies

In November 2003, Millea Holdings formulated the “Millea Group Corporate Philosophy” to be upheld by all officers and employees of the Group.

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all its activities.

-	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

-	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

-	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

-	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

2. Policy on profit distribution

With respect to the appropriation of profits, we seek to pay stable dividends on our common stock, taking into consideration the business results and expected future environment, subject to providing sufficient capital to meet our business needs. We also intend to repurchase our own shares as a measure to improve returns to shareholders.

3. Policy on reduction in the size of minimum investment unit

We believe that there is currently no need to reduce the size of the minimum investment unit of Millea Holdings shares in light of their liquidity and from a cost-benefit point of view. However, taking into consideration the needs of investors, we intend to study further whether such reduction would be necessary in the future.

4. Management objectives

The Group intends to further increase earnings of the domestic property and casualty insurance business and to expand the life insurance, overseas insurance and asset management businesses, thereby seeking to improve profitability and growth potential in a stable and continuous manner. We intend to announce the medium- to long-term management objectives once the medium- to long-term corporate strategy of Millea Holdings is finalized. For details of targets for the fiscal year ending March 31, 2006, please refer to “Revision of FY2005 Business Plan of Millea Holdings, Inc.” dated November 22, 2005.

5. Mid- to long-term business strategies

The Group aims to meet the “safety and security” needs of all of its customers. While taking full advantage of the holding company’s function of reallocating management resources efficiently to enhance the strengths and special characteristics of each Millea Group company, we plan to continue to take on new challenges to increase earnings from our core insurance businesses and to expand our operations into new areas that we believe offer significant growth potential and profitability.

Through these activities, we will also seek to maximize the corporate value of the entire Group. We intend to announce the details of the medium- to long-term corporate strategy of Millea Holdings once finalized.

(1) Enhance earnings from the core businesses

The Millea Group will work to generate greater earnings from its core domestic property and casualty and life insurance businesses. In our domestic property and casualty insurance business, we merged Tokio Marine and Nichido Fire into Tokio Marine & Nichido Fire Insurance Co. Ltd. in October 2004. The merged company pursues customer-oriented business development with a focus on its growth strategy under the medium-term business plan called the “Nextage 2005”.

Specifically, we are working to improve products, back office and computer system drastically and to consolidate our sales networks to optimize the merits of the merger based on overwhelmingly solid business base. With these measures, we intend to further bolster our competitiveness and improve our earnings.

The Millea Group management strategy also focuses on the expansion of the domestic life insurance business. We made Tokio Marine & Nichido Financial Life Insurance Co., Ltd. our direct subsidiary in April 2004 in order to strengthen the variable annuity business. We intend to strengthen the earnings potential and further promote the development of the domestic life insurance business.

(2) Expand business domains

The Millea Group will endeavor to transform its current earnings structure, centered on its domestic property and casualty insurance business, to secure new sources of revenues and to diversify business risks.

While aggressively promoting the expansion of the domestic life insurance business, we will also seek to develop other businesses that can generate strong synergies with both our domestic property and casualty and life insurance businesses. These businesses will include the overseas insurance business mainly targeted at Asia, the asset management business and health care and senior citizen-related businesses.

(3) Improve capital efficiency

We closely monitor and manage our capital and risk through the integrated risk management system with a quantitative and structured approach. In addition, we intend to reallocate surplus capital to strategic and new businesses with high profitability and growth potential and aim at realizing adequate return to shareholders, thereby improving the Millea Group’s capital efficiency.

6. Fundamental policies and implementation of corporate governance

In order to establish a sound and transparent corporate governance system and, as a holding company, to exercise appropriate control over the Millea Group companies, Millea Holdings has adopted and disclosed its Corporate Governance Policies. The outline of the Policies is set forth below.

The Board of Directors

The Board of Directors is responsible for decisions on important matters relating to the execution of Millea Holdings’ business, for supervising the performance of individual directors, and for establishing an effective internal control system. In addition, as the Board of Directors of a holding company, it is responsible for determining medium- to long-term business strategies and various basic business policies for the Millea Group. Each director shall endeavor to enable the Board of Directors to fulfill these responsibilities and functions.

The number of directors shall generally be approximately ten members, of whom, as a general rule, at least three shall be outside directors. Directors shall be appointed for a term of office of one year. Directors may be re-appointed.

Corporate Auditors and the Board of Corporate Auditors

Corporate auditors, as an independent body entrusted by shareholders, shall audit the performance of directors with the aim of ensuring sound and fair management and accountability. Corporate auditors shall endeavor to conduct high quality audits in accordance with the regulations of the Board of Corporate Auditors, auditing standards, auditing policies and auditing plans determined by the Board of Corporate Auditors.

The number of corporate auditors shall generally be around five. As a general rule, a majority of the corporate auditors shall be outside corporate auditors. Furthermore, as a general rule, at least one corporate auditor shall qualify as an “audit committee financial expert” within the meaning of the rules of the United States Securities and Exchange Commission.

Nomination Committee and Compensation Committee

Millea Holdings shall have a Nomination Committee and a Compensation Committee to serve as advisory bodies to its Board of Directors.

The Nomination Committee shall deliberate on the following matters and report to the Board of Directors: the appointment and dismissal of directors and corporate auditors of Millea Holdings; the appointment and dismissal of directors and corporate auditors of the principal business subsidiaries of Millea Holdings; and the criteria for the appointment of directors and corporate auditors of Millea Holdings and its principal business subsidiaries.

The Compensation Committee shall deliberate on the following matters and report to the Board of Directors: evaluation of the performance of directors of Millea Holdings; evaluation of the performance of directors of the principal business subsidiaries of Millea Holdings; and the compensation system for directors and corporate auditors of Millea Holdings and its principal business subsidiaries

As a general rule, a majority of the members of each committee shall be selected from outside of Millea Holdings, and the chairman of each committee shall be one of the outside members.

Compensation system for directors and corporate auditors of the Millea Group

Compensation for full-time directors of Millea Holdings consists of three elements: fixed compensation; bonuses related to the business performance of Millea Holdings and the performance of the individual; and stock options. Compensation for corporate auditors and part-time directors of Millea Holdings consists of two elements: fixed compensation and stock options. Effective June 2005, Millea Holdings terminated the retirement allowance plans currently in place for its directors and corporate auditors.

The compensation system for directors and corporate auditors of Millea Holdings’ principal business subsidiaries shall generally be identical to that applied to directors and corporate auditors of Millea Holdings.

Corporate governance of subsidiaries

As the holding company of the Millea Group, Millea Holdings shall exercise high-level control of and supervision over the business subsidiaries of the Millea Group. Millea Holdings shall exercise its rights as a shareholder. Millea Holdings shall enter into business management agreements with each business subsidiary.

Millea Holdings shall develop fundamental policies relating to its corporate compliance structure, risk management system and internal audit system, and monitor the implementation.

Millea Holdings shall evaluate the business results of each business subsidiary of the Millea Group annually. The results of such evaluations shall be considered in determining the compensation for the directors of each business subsidiary.

Implementation of policies on corporate governance

Board of Directors/Board of Corporate Auditors

At present, the Board of Directors of the Company consists of eleven directors, including three outside directors. The tenure of all directors is one year. The Board of Corporate Auditors consists of three corporate auditors, including one outside corporate auditor. There are no special interests between such outside directors/outside auditor and the Company.

Nomination Committee and Compensation Committee

In accordance with the Corporate Governance Policies, Millea Holdings established a Nomination Committee and a Compensation Committee. Both committees consist of four members, including three outside members. The chairman of each committee is one of the outside members.

Corporate compliance structure

Millea Holdings formulates a compliance policy annually, as well as various measures and actions to promote compliance throughout the Millea Group. Millea Holdings also monitors the implementation of these policies and measures. Significant matters relating to the Millea Group’s compliance are reviewed and determined at management meetings and meetings of the Board of Directors of Millea Holdings. Millea Holdings thereby aims to enhance compliance by each company of the Millea Group.

In addition, Millea Holdings has adopted the Millea Group Code of Conduct, which provides fundamental rules to be observed by all officers and employees of Millea Holdings and its business subsidiaries. Millea Holdings makes such Code of Conduct accessible to the public. Moreover, Millea Holdings establishes and maintains internal and external hotlines for use by officers or employees of the Millea Group companies who may wish to report or consult on compliance-related issues.

Risk management system

Millea Holdings manages risks faced by the Millea Group quantitatively and qualitatively in a comprehensive manner. In addition, significant matters relating to risk management, such as establishing risk management policies and integrated risk management policies throughout the Millea Group, are reviewed and decided at management meetings and meetings of the Board of Directors of Millea Holdings to reinforce the Millea Group’s overall risk management.

Internal audit system, audit by corporate auditors and independent auditors

Millea Holdings develops fundamental policies relating to internal auditing that call for each company of the Millea Group to establish effective internal auditing systems and to monitor internal audits and the status of the internal management structure within each company. Significant matters relating to internal audit results are reported to the Board of Directors of Millea Holdings to promote an appropriate and sound business management system across the entire Millea Group.

In accordance with the auditing standards, the auditing policies and the auditing plans determined by the Board of Corporate Auditors, each corporate auditor attends meetings of the Board of Directors and other important meetings, interviews directors and employees with respect to the performance of their duties and inspects significant documents in order to effectively audit the performance of directors. The results of internal audits are also reported to corporate auditors. There is active communication between corporate auditors and independent auditors.

Independent auditors of Millea Holdings are ChuoAoyama PricewaterhouseCoopers. The executive partners of the Certified Public Accountants who conducted the audit of Millea Holdings for the six months ended September 30, 2005 were Messrs. Taigi Ito, Akira Yamate and Susumu Arakawa, none of whose audit engagement term exceeds seven years. Other staff engaged in the audit of Millea Holdings on a consolidated basis for the six months ended September 30, 2005 included 14 CPAs, 16 assistant accountants and 5 people with other qualifications.

Other

We deeply regret that insurance payments for certain expenses were not made to some policyholders of Tokio Marine & Nichido*, and we will endeavor to prevent similar incidents in the future. We consider that this incident was mainly attributable to an insufficient checking function in our systems. Tokio Marine & Nichido intends to improve its systems and take thorough preventive measures such as formulating manuals, implementing employee training programs and enhancing follow-up operations and the control system with an aim to regain customer confidence.

(*Note)	The self-imposed test conducted by Tokio Marine & Nichido showed that additional insurance payments should be made to policyholders for 17,934 cases (0.28%) out of a total of approximately 6,400,000 applicable cases in the past three years (from June 1, 2002 through May 31, 2005). For further details, please see our news release dated September 7, 2005, available on Tokio Marine & Nichido’s website.

7. Matters regarding a parent company

Not applicable.

Business results and financial condition

1. Business results

(1)	Consolidated results of operations for the six months ended September 30, 2005

During the six months ended September 30, 2005, due to the recovery of domestic demands, the Japanese economy has emerged from its slump and expects a prolonged growth in the future in light of the recovery of the corporate sector as well as the increase of exports. However, there are still concerns with respect to external factors such as the rising oil prices and developments in the U.S. and other overseas economies.

Under these conditions, as a result of our efforts to improve performance centered on the property and casualty and life insurance businesses, our operating results for the six months ended September 30, 2005 were as follows:

Compared to the six months ended September 30, 2004, ordinary income increased by 190.9 billion yen to 1,581.3 billion yen, the main components of which were 1,417.2 billion yen in underwriting income and 149 billion yen in investment income.

Compared to the six months ended September 30, 2004, ordinary expenses increased by 118.7 billion yen to 1,501.1 billion yen, which mainly comprised of underwriting expenses of 1,301.3 billion yen, investment expenses of 7.2 billion yen, and underwriting and general administrative expenses of 187.6 billion yen.

As a result, ordinary profit increased by 72.2 billion yen to 80.1 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes increased 45 billion yen to 37.9 billion yen.

The results from our principal business segments were as follows:

In the property and casualty insurance business, ordinary income increased by 35 billion yen to 1,215.9 billion yen due mainly to an increase in net premiums written and an increase in interest and dividends received.

On the other hand, ordinary expenses decreased in the amount of 39.8 billion yen to 1,135.1 billion yen due to a decrease in loss reserves for natural disasters. As a result, ordinary profit increased 74.9 billion yen to 80.7 billion yen.

In the life insurance business, there was a 149.5 billion yen increase in ordinary income to 357 billion yen due mainly to an increase in life insurance premiums, but ordinary expenses increased 154.9 billion yen to 361.1 billion yen owing partly to an increase in the amount set aside for policy reserve. As a result, ordinary loss was 4.1 billion yen.

(2)	Consolidated business forecast for the fiscal year ending March 31, 2006

Our consolidated business forecast for the fiscal year ending March 31, 2006 is 3,146 billion yen in ordinary income, 138 billion yen in ordinary profit and 89 billion yen in net income. Our forecast is primarily based on the following assumptions.

- With regard to net premiums written, the forecast is based on our own projection taking into consideration the results of the six months ended September 30, 2005 and of previous years.

- With regard to net claims incurred, we anticipate payment of natural disaster-related claims such as typhoons in the amount of 19 billion yen for Tokio Marine & Nichido.

- Tokio Marine & Nichido obtained the approval of the Minister of Health, Labor and Welfare of Japan to transfer a portion of its benefit obligations relating to prior employee services to the government as of October 1, 2005. We expect that the impact on Millea Holdings’ consolidated financial results would amount to an extraordinary gain of 36.1 billion yen for the year ending March 31, 2006.

- With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant change from market rates and conditions as of September 30, 2005.

2. Financial condition

As of September 30, 2005, consolidated total assets were 12,689.3 billion yen. This represents an increase of 1,064.8 billion yen due mainly to an increase in the appraised value of securities held.

Cash flows for the six months ended September 30, 2005 were as follows. Net cash provided by operating activities was 452.6 billion yen, an increase of 150.1 billion yen compared to the six months ended September 30, 2004, due mainly to an increase in net premiums written and life insurance premiums. Net cash used in investing activities increased 318.3 billion yen to 600 billion yen mainly as a result of an increase in acquisition of securities. Due largely to a decrease in borrowings, net cash used in financing activities decreased 26.7 billion yen to 33.4 billion yen.

As a result, the amount of cash and cash equivalents as of September 30, 2005 was 1,321.9 billion yen, a decrease of 154.9 billion yen from March 31, 2005.

The equity ratios and market-value basis equity ratios are shown below.

	(%)
	Six months ended September 30, 2005	Six months ended September 30, 2004	Six months ended September 30, 2003	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004
Equity ratios	21.3	19.6	19.5	19.8	21.0
Market-value basis equity ratios	24.4	22.4	22.1	23.1	26.3

Note 1.	The “equity ratio” is defined by “stockholders’ equity” / “total assets” x 100.

Note 2.	The “market-value basis equity ratio” is defined by “market capitalization” / “total assets” x 100.

Note 3.	As the Group’s main business is insurance, the following items are not stated: “interest coverage ratio” and “term of debt retirement.”

Summary of Consolidated Business Results for the Six Months Ended September 30, 2005

	Period	(Yen in millions, except percentages)

Item	Six months ended September 30, 2005	Six months ended September 30, 2004	Increase/ Decrease	% of net change
Ordinary income and expenses:
Underwriting income	1,417,202	1,299,761	117,441	9.0
Net premiums written	975,091	966,599	8,491	0.9
Investment deposits funded	118,101	111,736	6,365	5.7
Life insurance premiums	290,089	186,579	103,510	55.5
Underwriting expenses	1,301,322	1,170,449	130,872	11.2
Net claims paid	534,261	500,472	33,788	6.8
Loss adjustment expenses	36,550	38,877	(2,326)	(6.0)
Agency commissions and brokerage	174,866	168,298	6,568	3.9
Maturity refunds to policyholders	158,440	154,143	4,297	2.8
Life insurance claims	17,071	15,978	1,093	6.8
Investment income	149,062	75,853	73,209	96.5
Interest and dividend income	87,382	73,227	14,154	19.3
Profit on sale of securities	34,331	27,188	7,142	26.3
Investment expenses	7,262	22,711	(15,448)	(68.0)
Losses on sale of securities	2,022	4,868	(2,845)	(58.5)
Devaluation losses on securities	4,030	7,028	(2,997)	(42.7)
Underwriting and general administrative expenses	187,653	185,408	2,244	1.2
Other ordinary income and expenses	10,141	10,920	(779)	(7.1)
Equity in earnings (losses) of affiliated companies	509	424	85	20.0
Ordinary profit	80,167	7,965	72,202	906.4

Extraordinary income and losses:
Extraordinary income	2,318	834	1,483	177.7
Extraordinary losses	22,311	21,603	708	3.3
Extraordinary income and losses	(19,993)	(20,768)	774	—

Income or loss before income taxes	60,174	(12,802)	72,977	—
Income taxes - current	43,751	20,281	23,469	115.7
Income taxes - deferred	(21,675)	(26,076)	4,401	—
Minority interests	168	123	44	36.4
Net income or loss	37,929	(7,131)	45,060	—

Consolidated premiums and claims paid by line for the six months ended September 30, 2005

Net premiums written

	(Yen in millions, %)
	For the six months ended September 30, 2005		For the six months ended September 30, 2004		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio	Amount (B)	Ratio
Fire and allied lines	137,345	14.1	123,489	12.8	11.2
Hull and cargo	38,539	4.0	36,506	3.8	5.6
Personal accident	83,695	8.6	83,811	8.7	(0.1)
Voluntary automobile	430,499	44.1	429,905	44.5	0.1
Compulsory automobile liability	161,351	16.5	168,397	17.4	(4.2)
Other	123,659	12.7	124,489	12.9	(0.7)

Total	975,091	100.0	966,599	100.0	0.9

Net claims paid
	(Yen in millions, %)
	For the six months ended September 30, 2005		For the six months ended September 30, 2004		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio	Amount (B)	Ratio
Fire and allied lines	60,471	11.3	48,067	9.6	25.8
Hull and cargo	17,181	3.2	14,872	3.0	15.5
Personal accident	31,370	5.9	29,003	5.8	8.2
Voluntary automobile	253,524	47.5	254,000	50.8	(0.2)
Compulsory automobile liability	109,051	20.4	89,868	18.0	21.3
Other	62,661	11.7	64,660	12.9	(3.1)

Total	534,261	100.0	500,472	100.0	6.8

Direct premiums written including deposit premiums from policyholders
	(Yen in millions, %)
	For the six months ended September 30, 2005		For the six months ended September 30, 2004		% of net change ((A)-(B))/(B)
	Amount (A)	Ratio	Amount (B)	Ratio
Fire and allied lines	168,131	15.5	154,919	14.4	8.5
Hull and cargo	41,265	3.8	38,248	3.6	7.9
Personal accident	177,699	16.4	173,758	16.1	2.3
Voluntary automobile	432,601	39.8	433,808	40.3	(0.3)
Compulsory automobile liability	145,265	13.4	151,784	14.1	(4.3)
Other	121,630	11.2	123,874	11.5	(1.8)

Total	1,086,593	100.0	1,076,393	100.0	0.9
Deposit premiums from policyholders	118,101	10.9	111,736	10.4	5.7

Note 1.	Numbers are after elimination of inter-segment transactions. The numbers before elimination of inter-segment transactions are as follows. For the six months ended September 30, 2005; net premiums written 975,117 million yen, net claims paid 534,261 million yen, direct premiums written 1,086,619 million yen. For the six months ended September 30, 2004; net premiums written 966,622 million yen, net claims paid 500,472 million yen, direct premiums written 1,076,416 million yen.

Note 2.	“Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return. ( includes deposit premiums from policyholders)

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheets

	(Yen in millions except percentages)
	As of September 30, 2005		As of September 30, 2004		As of March 31, 2005
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Assets
Cash, deposits and savings	356,827	2.81	639,132	5.74	356,084	3.06
Call loans	69,600	0.55	477,600	4.29	170,400	1.47
Guarantee deposits for bond loan transaction	52,357	0.41	58,314	0.52	80,653	0.69
Monetary receivables bought	655,483	5.17	268,311	2.41	512,336	4.41
Money trust	100,360	0.79	80,998	0.73	74,982	0.65
Securities	9,756,818	76.89	7,926,897	71.23	8,750,878	75.28
Loans	512,452	4.04	577,444	5.19	512,068	4.41
Property and equipment	320,452	2.53	360,562	3.24	338,694	2.91
Other assets	760,532	5.99	718,691	6.46	805,776	6.93
Deferred tax assets	29,792	0.23	25,197	0.23	26,867	0.23
Consolidated adjustment account	27,839	0.22	15,714	0.14	13,968	0.12
Customers’ liabilities under acceptances and guarantees	66,333	0.52	1,368	0.01	839	0.01
Reserve for bad debts	(19,515)	(0.15)	(20,917)	(0.19)	(19,053)	(0.16)

Total assets	12,689,335	100.00	11,129,315	100.00	11,624,496	100.00

Liabilities
Underwriting funds	7,919,167	62.41	7,396,748	66.46	7,504,234	64.56
Outstanding claims	818,258		793,237		797,000
Underwriting reserves	7,100,909		6,603,511		6,707,234
Bonds issued	219,905	1.73	212,859	1.91	226,875	1.95
Other liabilities	926,586	7.30	751,035	6.75	942,815	8.11
Reserve for retirement benefits	186,046	1.47	185,023	1.66	185,538	1.60
Reserve for employees’ bonuses	22,421	0.18	23,318	0.21	18,701	0.16
Reserve under the special law	90,868	0.72	69,775	0.63	82,830	0.71
Reserve for price fluctuation	90,868		69,775		82,830
Deferred tax liabilities	417,112	3.29	153,640	1.38	212,282	1.83
Consolidated adjustment account	139,304	1.10	147,745	1.33	143,524	1.23
Acceptances and guarantees	66,333	0.52	1,368	0.01	839	0.01

Total liabilities	9,987,746	78.71	8,941,514	80.34	9,317,642	80.16

Minority interest	1,847	0.01	1,394	0.01	1,610	0.01

Stockholders’ equity
Common stock	150,000	1.18	150,000	1.35	150,000	1.29
Additional paid-in capital	126,525	1.00	214,779	1.93	126,527	1.09
Retained earnings	939,035	7.40	845,262	7.59	920,112	7.92
Unrealized gains on investments, net of taxes	1,544,778	12.17	1,045,786	9.40	1,144,518	9.85
Foreign currency translation adjustments	(17,493)	(0.14)	(22,758)	(0.20)	(25,155)	(0.22)
Treasury stock	(43,104)	(0.34)	(46,664)	(0.42)	(10,760)	(0.09)

Total stockholders’ equity	2,699,742	21.28	2,186,405	19.65	2,305,243	19.83

Total liabilities, minority interest and stockholders’ equity	12,689,335	100.00	11,129,315	100.00	11,624,496	100.00

Consolidated Interim Statements of Income

	(Yen in millions except percentages)
	For the six months ended September 30, 2005		For the six months ended September 30, 2004		For the year ended March 31, 2005
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Ordinary income and expenses
Ordinary income	1,581,353	100.00	1,390,356	100.00	2,899,467	100.00
Underwriting income	1,417,202	89.62	1,299,761	93.48	2,652,209	91.47
Net premiums written	975,091		966,599		1,925,081
Deposit premiums from policyholders	118,101		111,736		226,848
Investment income on deposit premiums from policyholders	33,270		33,630		67,483
Life insurance premiums	290,089		186,579		431,551
Investment income	149,062	9.43	75,853	5.46	214,186	7.39
Interest and dividends received	87,382		73,227		154,472
Profit on investment in money trust	5,029		764		1,676
Profit on trading securities	113		—		39
Profit on sales of securities	34,331		27,188		91,194
Profit on redemption of securities	955		652		1,343
Profit on derivative transactions	8,471		5,714		29,877
Profit on special accounts	33,013		—		588
Transfer of investment income on deposit premiums	(33,270)		(33,630)		(67,483)
Other ordinary income	15,088	0.95	14,742	1.06	33,070	1.14
Amortization of goodwill	2,474		2,387		4,861
Investment income under the equity method	509		424		1,243
Ordinary expenses	1,501,185	94.93	1,382,390	99.43	2,759,467	95.17
Underwriting expenses	1,301,322	82.29	1,170,449	84.18	2,349,777	81.04
Net claims paid	534,261		500,472		1,144,014
Loss adjustment expenses	36,550		38,877		72,033
Agency commissions and brokerage	174,866		168,298		340,165
Maturity refunds to policyholders	158,440		154,143		356,643
Dividends to policyholders	11		14		45
Life insurance claims	17,071		15,978		34,268
Provision for outstanding claims	6,991		78,202		82,143
Provision for underwriting reserves	372,596		213,664		318,936
Investment expenses	7,262	0.46	22,711	1.63	27,075	0.93
Loss on investment in money trust	434		293		604
Loss on trading securities	—		58		—
Loss on sales of securities	2,022		4,868		12,896
Loss on revaluation of securities	4,030		7,028		7,785
Loss on redemption of securities	390		1,393		2,944
Loss on investment in special account	—		7,916		—
Underwriting and general administrative expenses	187,653	11.87	185,408	13.34	376,470	12.98
Other ordinary expenses	4,947	0.31	3,821	0.27	6,143	0.21
Interest paid	1,276		1,155		2,599
Provision for allowance of bad debts	1,091		—		—
Loss on bad debts	3		24		36
Amortization of deferred assets under Article 133 of Insurance Business Law	293		293		587

Ordinary profit	80,167	5.07	7,965	0.57	139,999	4.83

Extraordinary gains and losses
Extraordinary gains	2,318	0.15	834	0.06	11,590	0.40
Profit on sales of properties	2,318		562		11,317
Other extraordinary income	—		272		272
Extraordinary losses	22,311	1.41	21,603	1.55	59,410	2.05
Loss on sales of properties	1,058		2,802		9,348
Loss on impairment of fixed assets	10,764		—		—
Provision for reserve under the special law	8,037		3,836		16,891
Provision for reserve for price fluctuation	8,037		3,836		16,891
Extra write-off against profit on sales of properties	—		0		—
Merger related costs	—		4,202		18,983
Valuation loss on properties	—		10,761		14,187
Other extraordinary losses	2,451		—		—

Income or loss before income taxes	60,174	3.81	(12,802)	(0.92)	92,179	3.18
Income taxes - current	43,751	2.77	20,281	1.46	48,716	1.68
Income taxes - deferred	(21,675)	(1.37)	(26,076)	(1.88)	(24,472)	(0.84)
Minority interest	168	0.01	123	0.01	330	0.01

Net income or loss	37,929	2.40	(7,131)	(0.51)	67,604	2.33

Consolidated Interim Statements of Additional paid-in capital and Retained earnings

	(Yen in millions)
	For the six months ended September 30, 2005	For the six months ended September 30, 2004	For the year ended March 31, 2005
Additional paid-in capital:
Additional paid-in capital at beginning of period	126,527	306,366	306,366
Increase in Additional paid-in capital	—	4	4
Profit on sales of treasury stocks	—	4	4
Decrease in Additional paid-in capital	2	91,590	179,842
Aggregate purchase price of shares to be cancelled	—	91,590	179,842
Loss on sales of treasury stocks	2	—	—

Additional paid-in capital at end of period	126,525	214,779	126,527

Retained earnings:
Retained earnings at beginning of period	920,112	872,093	872,093
Increase in Retained earnings	37,993	201	67,806
Net income	37,929	—	67,604
Increase in connection with newly consolidated subsidiaries	63	—	—
Increase in connection with merger of subsidiaries	—	201	201
Decrease in Retained earnings	19,070	27,032	19,786
Net loss	—	7,131	—
Dividends	18,918	19,668	19,668
Directors’ bonuses	—	20	20
Other decreases	152	212	98

Retained earnings at end of period	939,035	845,262	920,112

Notes:	1. All of directors’ bonuses are for directors.
2. “Other decreases” include depreciation of assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

Consolidated Interim Statements of Cash Flows

	(Yen in millions)
	For the six months ended September 30, 2005	For the six months ended September 30, 2004	For the year ended March 31, 2005
I. Cash flows from operating activities:
Income before income taxes	60,174	(12,802)	92,179
Depreciation	8,776	8,963	18,748
Loss on impairment of fixed assets	10,764	—	—
Amortization of goodwill	(2,474)	(2,387)	(4,861)
Increase (decrease) in outstanding claims	7,063	78,219	82,205
Increase (decrease) in underwriting reserves	370,718	211,687	315,508
Increase (decrease) in reserve for bad debts	189	(7,483)	(9,354)
Increase (decrease) in reserve for retirement benefits	507	(1,879)	(1,364)
Increase (decrease) in reserve for employees’ bonuses	3,466	2,678	(1,944)
Increase (decrease) in reserve for price fluctuation	8,037	3,836	16,891
Interest and dividend income	(87,382)	(73,227)	(154,472)
Net loss (profit) on investment securities	(29,246)	(14,636)	(69,214)
Interest expenses	1,276	1,155	2,599
Loss (gain) on foreign exchange	(10,178)	(396)	1,017
Loss (profit) related to properties	(1,259)	13,002	12,218
Investment loss (income) under the equity method	(509)	(424)	(1,243)
Loss (profit) on investment in special account	(33,013)	7,916	(588)
Decrease (increase) in other assets (other than investing and financing activities)	89,680	12,328	(73,053)
Increase (decrease) in other liabilities (other than investing and financing activities)	(14,676)	(33,988)	3,554
Others	(3,403)	6,037	6,650
Sub-total	378,510	198,598	235,475
Interest and dividends received	84,671	82,273	163,128
Interest paid	(1,036)	(1,650)	(3,198)
Income taxes paid (refunded)	(10,050)	22,639	(10,595)
Others	578	643	931
Net cash provided by operating activities	452,673	302,503	385,740

II. Cash flows from investing activities:
Net increase (decrease) in deposit and savings	(17,702)	513	(2,566)
Purchases of monetary receivables bought	(106,629)	(43,792)	(226,833)
Proceeds from sales and redemption of monetary receivables bought	98,799	15,239	74,400
Increase in money trust	(53,398)	(24,747)	(43,486)
Decrease in money trust	32,614	8,759	34,629
Purchases of investment securities	(1,455,477)	(1,312,452)	(3,104,090)
Proceeds from sales and redemption of securities	1,002,829	1,084,942	2,946,825
Loans made	(120,414)	(113,720)	(209,723)
Proceeds from collection of loans receivable	119,384	116,392	277,173
Increase in cash received under securities lending transactions	(55,607)	(5,251)	170,660
Others	(61)	(781)	(900)
Subtotal (II(a))	(555,664)	(274,899)	(83,912)
Subtotal (I+II(a))	(102,990)	27,603	301,828
Purchases of property and equipment	(5,534)	(8,363)	(18,469)
Proceeds from sales of property and equipment	7,102	1,582	26,932
Payments related to acquisition of newly consolidated subsidiaries’ stock	(45,962)	—	—
Net cash provided by (used in) investing activities	(600,058)	(281,681)	(75,449)

III. Cash flows from financing activities:
Proceeds from borrowing	29,000	2,000	3,000
Payments of borrowing	(2,553)	(4,650)	(6,189)
Proceeds from issuance of bond	41,811	33,257	60,105
Redemption of bond	(49,408)	(19,484)	(32,802)
Increase (decrease) in the deposits received for bond loan transaction	—	531	(43,974)
Acquisition of the Company’s own shares	(32,346)	(51,543)	(103,891)
Dividends paid	(18,897)	(19,646)	(19,664)
Dividends paid by subsidiaries to minority shareholders	(9)	(19)	(44)
Others	(1,052)	(693)	(1,441)
Net cash provided by financing activities	(33,456)	(60,249)	(144,902)

IV. Effect of exchange rate changes on cash and cash equivalents	1,958	(663)	(813)

V. Net increase (decrease) in cash and cash equivalents	(178,883)	(40,090)	164,574

VI. Cash and cash equivalents at beginning of period	1,476,879	1,312,141	1,312,141

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	23,920	—	—

VIII. Net increase in cash and cash equivalents due to merger of subsidiaries	—	163	163

IX. Cash and cash equivalents at end of period	1,321,916	1,272,214	1,476,879

Basis of presentation and significant accounting policies

1. Scope of consolidation

(1) Number of consolidated subsidiaries – 16 companies

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”)

Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)

Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Tokio Marine & Nichido Financial Life”)

Tokio Marine Asset Management Company, Limited

Tokio Marine & Nichido Career Service Co., Ltd.

Trans Pacific Insurance Company

Tokio Marine Global Ltd.

Tokio Marine Europe Insurance Limited

Tokio Marine Global Re Limited

Millea Asia Pte. Ltd.

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

Real Seguros S.A.

Tokio Marine Brasil Seguradora S.A.

Tokio Millennium Re Ltd.

Tokio Marine Financial Solutions Ltd.

Tokio Marine Global Ltd. was included in the scope of consolidation due to an increase in its importance during the six months ended September 30, 2005.

Real Seguros S.A. became a subsidiary as a result of an acquisition of shares as of July 7, 2005 and was included in the scope of consolidation during the six months ended September 30, 2005.

(2) Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Research Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are included in the Millea Holdings’ non-consolidated subsidiaries.

Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such non-consolidated subsidiaries are not considered so material as to affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the scope of consolidation.

2. Application of the equity method

(1) Number of affiliates applying the equity method - 3 companies

(Name of company)

The Nisshin Fire and Marine Insurance Company, Limited

First Insurance Company of Hawaii, Ltd.

Real Vida e Previdência S.A.

Accounting for Real Vida e Previdência S.A. during the six month ended September 30, 2005 has been done by the equity method because it was included in the Company’s affiliates as a result of an acquisition as of July 7, 2005.

(2) The non-consolidated subsidiaries (Tokio Marine & Nichido Research Service Co., Ltd., Tokio Marine Capital Co., Ltd., etc.) and other affiliates (Sino Life Insurance Co., Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period as well as retained earnings, respectively, and also are not considered material as a whole.

(3)	Millea Holdings owns 26.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through Tokio Marine & Nichido. Millea Holdings does not include Japan Earthquake Reinsurance Co., Ltd. in its affiliates since it believes that it does not have a significant material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations, etc., taking into account the high public nature of the company.

(4)	With regard to any companies which are accounted for by the equity method recorded with a different closing date from that of the consolidated financial statements, the financial statements of the relevant companies for their six months are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of a fiscal year for 1 domestic consolidated subsidiary and 11 overseas consolidated subsidiaries is June 30. Since the difference in the closing date does not exceed three months, the financial statements of the relevant consolidated subsidiaries as of June 30 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the consolidated closing date, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1) Valuation of marketable securities

a.	Trading securities are valued by the mark-to-market method, and costs of their sales are calculated based on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

The summary of the risk management policy concerning debt securities earmarked for policy reserve is as follows. In order to adequately manage interest rate risk related to assets and liabilities, Tokio Marine & Nichido Life has established as a subsection “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, and Tokio Marine & Nichido Life’s policy is to match the duration of the policy reserve in such subsection with the duration of debt securities earmarked for policy reserve within a certain range.

d.	Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	The valuation of the securities held in individually managed money trusts that are mainly invested in securities for trading is accounted for by the mark-to-market method.

(2) Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3) Depreciation method of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4) Accounting policies for significant reserve and allowance

a. Reserve for bad debts

In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situation in the counterpart countries are accounted for as reserve for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserve for bad debts is accounted for based on such assessment results as stated above.

b. Reserve for retirement benefits

To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount recognized to be incurred at the end of the six months based on the projected retirement benefit obligations and related pension assets at the end of the six months.

Prior service costs are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (15 years) within the average remaining service years of the employees when incurred.

Actuarial differences are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (10-15 years) within the average remaining service years of the employees when incurred.

(Additional information)

On June 1, 2004, pursuant to the new law concerning defined benefit plans, Tokio Marine & Nichido obtained approval from the government for an exemption from the obligation to pay benefits for future employee service, with regard to the substitutional portion of its pension plan to be transferred to the government. Transfer amount (minimum reserve) measured as of September 30, 2005 is 39,620 million yen. The amount of gains expected is 36,197 million yen (extraordinary gains) when applying article 44-2 of the Accounting Committee Report No. 13 “Guidelines for practice concerning accounting for retirement benefits (preliminary report)” (issued by the JICPA on September 14, 1999, last revised on March 16, 2005), assuming that the transfer amount (minimum reserve) was paid as of September 30, 2005.

c. Reserve for employees’ bonuses

To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d. Reserve for price fluctuation

Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5) Accounting for consumption tax, etc.

For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by the tax-excluded method. However, any business expenses and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

(6) Accounting for significant lease transactions

Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

(7) Accounting for significant hedging activities

a. Interest rate

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in asset liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No.26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, September 3, 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine & Nichido has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of September 30, 2005 is 95,616 million yen and the amount allocated to gains or losses for the six months ended September 30, 2005 is 12,359 million yen.

In addition, Tokio Marine & Nichido applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related the company’s own bonds. Hedge effectiveness is not evaluated, since hedged instruments and hedging tools share the same important conditions, thus are believed to be highly hedge-effective.

b. Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with the assets denominated by foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated, since hedged instruments and hedging tools share the same important conditions and are thus believed to be highly hedge-effective.

(8) Income taxes – deferred

The amount of income taxes and deferred income taxes for the six months ended September 30, 2005 of Tokio Marine & Nichido is based on the provision for and reversal of reserve for extra write-off against profit of sales of fixed assets by a certain method which is intended to be adopted for the fiscal year ending March 31, 2006.

(9) Accounting for deferred assets prescribed in Article 113 of the Insurance Business Law

Calculation of depreciation and amortization of any deferred assets prescribed in Article 113 of the Insurance Business Law for Tokio Marine & Nichido Financial Life is made in accordance with the relevant provision of laws, regulations and its Articles of Incorporation.

(10) Accounting standards of overseas subsidiaries

The Company complies with accounting policies prescribed in the region or country in which the relevant consolidated subsidiaries are located.

5. Scope of funds included in the consolidated statements of cash flows

The fund (cash and cash equivalents) included in the consolidated statements of cash flows consist of cash on-hand, demand deposits and short-term investments with original maturities or redemption of 3 months or less at the date of acquisition.

Changes in the significant accounting policies as a basis for preparation of consolidated interim financial statements

Accounting Standards for Impairment of Fixed Assets

The Company has adopted the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No. 6, October 31, 2003) for the six months ended September 30, 2005. The application of the new accounting standards resulted in a decrease of 23 million yen in ordinary income and a decrease of 9,198 million yen in income before income taxes, as compared to applying the previous accounting method.

Notes to consolidated balance sheet

1.	Accumulated depreciation of fixed property and other tangible assets amounts to 305,929 million yen and advanced depreciation of such assets is 20,726 million yen.

2.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 16,820 million yen. The breakdown is shown as follows.

(1) The amount of loans to borrowers in bankruptcy is 1,400 million yen.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2) The amount of past due loans is 7,533 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3) The amount of accruing loans contractually past due for three months or more is 19 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4) The amount of restructured loans is 7,867 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

3.	The value of security pledged assets totals 399,457 million yen in securities and 1,324 million yen in savings deposits. Collateralized debt obligations are held to the value of 3,864 million yen in outstanding claims, 30,162 million yen in underwriting reserve, and 86 million yen in other debts.

4.	Securities received from bond lending transactions are 61,906 million yen at market value.

5.	Gains or losses on hedge instruments are calculated in net value terms and included in other liabilities. The amount of deferred gross gains and losses on future hedge before calculating in net value terms totals 138,270 million yen and 81,037 million yen, respectively.

6.	Marketable securities include securities lent under loan agreements of 389,159 million yen.

7.	The outstanding balance of committed loans unexecuted is as follows.

(Yen in millions)

Total loan commitments	98,717
Balance of committed loans executed	25,878

Loan commitments unexecuted	72,838

8.	Other assets include deferred assets as prescribed in Article 113 of the Insurance Business Law in the amount of 293 million yen.

9.	Tokio Marine & Nichido guarantees the liabilities of TNUS Insurance Company. The balance of guarantee relating to TNUS Insurance Company as of September 30, 2005 was 7,445 million yen.

Notes to consolidated statement of income

1. Major components of business expenses

(Yen in millions)

Agency commissions, etc.	166,153
Salaries	62,433

Business expenses consist of damage survey costs, operating costs and general administrative expenses, and commissions and brokerage and collection costs, as shown in the accompanying consolidated statement of income.

2. Loss on impairment of fixed assets

The Company recognized impairment losses on the following properties during the six-month period ended September 30, 2005.

Purpose of use	Category	Location	Impairment loss (Yen in millions)
			Land	Building	Others	Total
Properties for rent	Land and buildings	13 properties including building located in Niigata City, Niigata Pref.	4,518	3,360	—	7,878
Idle or potential disposal properties	Land and buildings	89 properties including land in Fujimino City, Saitama Pref.	2,260	604	20	2,885

Total			6,779	3,964	20	10,764

The idle or underused properties are classified as follows; (a) properties used for insurance businesses are grouped as a whole and (b) other properties including properties for rent and idle or potential disposal properties are classified on an individual basis.

For properties for rent and idle or potential disposal properties that depreciated in value mainly due to the fall in the real estate market, the Company wrote off the carrying values of such properties to the recoverable values and recognized the decreased values as impairment losses (10,764 million yen) as an extraordinary item.

The company determined the recoverable value by selecting the higher of net sale price or utility value. The net sale prices were calculated as the assessed values by a real estate-appraiser, minus the anticipated expenses for disposing of the relevant properties, and the utility values were calculated by discounting the future cash flows to net present values at the rate of 5.8% to 9.6%.

Impairment losses are also recognized in investments in companies accounted for by equity method and losses in the amount of 23 million yen is included in the Company’s investment income.

Notes for consolidated interim statement of cash flows

1. Differences between cash and cash equivalents at the end of the year and the amounts disclosed in the consolidated balance sheet are provided as follows:

(As of Septmber 30, 2005) (Yen in millions)

Cash, deposits and savings	356,827
Call loans	69,600
Monetary receivables bought	655,483
Securities	9,756,818
Time deposits with initial term over three months to maturity	(34,151)
Monetary receivables bought not included in cash equivalents	(253,323)
Securities not included in cash equivalents	(9,229,338)

Cash and cash equivalents	1,321,916

2. Cash flows from investing activities include cash flows arising from asset management relating to the insurance business.

Segment Information

1. Segment information by lines of business

(From April 1, 2005 to September 30, 2005)

	(Yen in millions)
	Property and casualty	Life	Others	Total	Elimination	Consolidated
I Ordinary income and ordinary profit/loss
Ordinary income
(1)Ordinary income from transactions with external customers	1,212,092	356,924	14,983	1,584,000	(2,647)	1,581,353
(2)Ordinary income arising from internal segment transactions	3,818	101	6,882	10,802	(10,802)	—

Total ordinary income	1,215,911	357,026	21,865	1,594,803	(13,449)	1,581,353

Ordinary expenses	1,135,129	361,199	18,277	1,514,606	(13,420)	1,501,185

Ordinary profit/loss	80,781	(4,173)	3,588	80,196	(29)	80,167

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty :	Underwriting property and casualty insurance and related investment activities
Life :	Underwriting life insurance and related investment activities
Others :	Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the amortization of goodwill in the amount of 1,621 million yen, which is included in ordinary expenses relating to life segment.

(From April 1, 2004 to September 30, 2004)

	(Yen in millions)
	Property and casualty	Life	Others	Total	Elimination	Consolidated
I Ordinary income and ordinary profit/loss
Ordinary income
(1)Ordinary income from transactions with external customers	1,176,218	207,357	10,023	1,393,599	(3,242)	1,390,356
(2)Ordinary income arising from internal segment transactions	4,642	79	6,632	11,354	(11,354)	—

Total ordinary income	1,180,861	207,436	16,656	1,404,954	(14,597)	1,390,356

Ordinary expenses	1,175,015	206,252	15,739	1,397,007	(14,617)	1,382,390

Ordinary profit/loss	5,845	1,184	916	7,946	19	7,965

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty :	Underwriting property and casualty insurance and related investment activities
Life :	Underwriting life insurance and related investment activities
Others :	Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the amortization of goodwill in the amount of 1,621 million yen, which is included in ordinary expenses relating to life segment.

(From	April 1, 2004 to March 31, 2005)

	(Yen in millions)
	Property and casualty	Life	Others	Total	Elimination	Consolidated
I Ordinary income and ordinary profit/loss
Ordinary income
(1)Ordinary income from transactions with external customers	2,458,012	473,131	21,637	2,952,781	(53,314)	2,899,467
(2)Ordinary income arising from internal segment transactions	9,056	173	13,542	22,772	(22,772)	—

Total ordinary income	2,467,068	473,304	35,179	2,975,553	(76,086)	2,899,467

Ordinary expenses	2,320,086	482,510	32,915	2,835,511	(76,044)	2,759,467

Ordinary profit/loss	146,982	(9,205)	2,264	140,041	(42)	139,999

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

2.	Major operations of each segment are as follows;

Property and casualty :	Underwriting property and casualty insurance and related investment activities
Life :	underwriting life insurance and related investment activities
Others :	Securities investment advisory, securities investment trusts business, derivatives business and staffing business

3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the reclassification of provision for underwriting reserves in the amount of 48,970 million yen, which is included in ordinary expenses relating to life segment.

2. Segment information by location

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income of all segments.

3. Segment information on overseas sales

Since overseas sales and ordinary income constitutes less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Lease	Transactions

Information on this item will be disclosed through EDINET.

Securities

1. Bonds held to maturity with market value

	(Yen in millions)
Type	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Carrying value	Market value	Difference	Carrying value	Market value	Difference	Carrying value	Market value	Difference
Bonds	1,141,319	1,114,132	(27,187)	1,104,862	1,068,242	(36,619)	1,102,915	1,090,486	(12,428)
Foreign Securities	8,461	8,461	—	—	—	—	—	—	—

Total	1,149,780	1,122,593	(27,187)	1,104,862	1,068,242	(36,619)	1,102,915	1,090,486	(12,428)

2. Debt securities earmarked for policy reserve

Type	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Carrying value	Market value	Difference	Carrying value	Market value	Difference	Carrying value	Market value	Difference
Foreign Securities	200,399	197,903	(2,496)	71,082	71,620	538	146,985	143,905	(3,079)

3. “Other securities” with market value

	(Yen in millions)
Type	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference
Bonds	3,288,597	3,279,998	(8,599)	2,755,399	2,749,363	(6,035)	3,186,243	3,201,270	15,027
Stocks	1,164,660	3,537,816	2,373,156	1,246,025	2,869,758	1,623,732	1,196,513	2,953,898	1,757,385
Foreign securities	582,461	607,787	25,325	490,605	494,175	3,569	553,691	557,788	4,096
Others	265,032	288,347	23,315	162,473	173,599	11,125	211,627	224,843	13,215

Total	5,300,751	7,713,949	2,413,198	4,654,503	6,286,896	1,632,392	5,148,076	6,937,801	1,789,725

Notes for figures as of September 30, 2005.

1.	“Others” include negotiable deposits (acquisition cost, Yen 1,998 million; carrying value, Yen 1,998 million)

which are included in “Cash, deposits and savings” and foreign mortgage securities (acquisition cost Yen 152,181 million, carrying value Yen 164,031 million, difference Yen 11,850 million) which are presented as monetary receivables bought.

2.	Impairment loss amounting to Yen 383 million were recognized for “Other securities” with market value.

Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of September 30, 2004.

1.	“Others” include foreign mortgage securities (acquisition cost Yen 59,735 million, carrying value Yen 63,102 million, difference Yen 3,366 million) which are presented as monetary receivables bought.

2.	Impairment loss amounting to Yen 5,355 million were recognized for “Other securities” with market value.

Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of March 31, 2005.

1.	“Others” include foreign mortgage securities (acquisition cost Yen 111,600 million, carrying value Yen 116,649 million, difference Yen 5,049 million) which are presented as monetary receivables bought.

2.	Impairment loss amounting to Yen 3,608 million were recognized for “Other securities” with market value.

Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

4. Carrying values of securities which are not valued at market value

As of September 30, 2005

(1)	Bonds held to maturity

None

(2)	Debt securities earmarked for policy reserve

None

(3)	Other securities

(Yen in millions)

Bonds	5,307
Stocks	195,681
Foreign securities	75,037
Others	506,306

Note:	“Others” include negotiable deposits (Yen 40,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 425,096 million) which are included in “Monetary receivables bought” on the balance sheet.

As of September 30, 2004

(1)	Bonds held to maturity

None

(2)	Debt securities earmarked for policy reserve

None

(3)	Other securities

(Yen in millions)

Bonds	5,607
Stocks	139,870
Foreign securities	64,150
Others	360,997

Note:	“Others” include negotiable deposits (Yen 135,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 167,835 million) which are included in “Monetary receivables bought” on the balance sheet.

As of March 31, 2005

(1)	Bonds held to maturity

None

(2)	Debt securities earmarked for policy reserve

None

(3)	Other securities

(Yen in millions)

Bonds	5,073
Stocks	216,131
Foreign securities	59,280
Others	465,571

Note:	“Others” include negotiable deposits (Yen 60,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 347,991 million) which are included in “Monetary receivables bought” on the balance sheet.

Money trusts

1. Money trusts held to maturity

None

2. Money trusts other than that held to maturity or that held for trading purposes

(Yen in millions)

Notes	for figures as of September 30, 2005:

1. There are no money trusts valued at market value.

2. Money trusts in the amount of 23,230 million yen are carried at their original cost as at September 30, 2005.

Notes for figures as of September 30, 2004:

1. There are no money trusts valued at market value.

2. Money trusts in the amount of 17,978 million yen are carried at their original cost as at September 30, 2004.

Notes	for figures as of March 31, 2005:

1. There are no money trusts valued at market value.

2. Money trusts in the amount of 22,043 million yen are carried at their original cost as at March 31, 2005.

Contract  amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Foreign exchange forwards
Short
USD	150,619	(2,297)	(2,297)	99,205	(1,439)	(1,439)	154,759	(3,256)	(3,256)
GBP	7,998	(43)	(43)	1,741	(22)	(22)	1,526	(18)	(18)
EUR	43,871	(255)	(255)	27,947	(387)	(387)	24,255	(113)	(113)
CAD	5,333	(228)	(228)	3,827	(208)	(208)	3,995	(33)	(33)
AUD	9,215	(37)	(37)	—	—	—	460	(1)	(1)
CHF	1,580	(4)	(4)	—	—	—	—	—	—

Long

USD	22,652	370	370	34,865	305	305	14,435	124	124
GBP	6,314	20	20	340	(2)	(2)	376	7	7
EUR	9,589	24	24	5,167	59	59	307	10	10
CAD	747	5	5	—	—	—	—	—	—
AUD	1,008	11	11	—	—	—	—	—	—

Currency swaps
Pay Foreign/ Rec. Yen
USD	707,641	(6,140)	(6,140)	385,650	3,648	3,648	566,507	8,604	8,604
EUR	22,261	(126)	(126)	45,801	(243)	(243)	34,352	(777)	(777)
AUD	27,882	(6,308)	(6,308)	27,630	(3,639)	(3,639)	27,630	(4,686)	(4,686)

Pay Yen/ Rec. Foreign
USD	299,069	3,879	3,879	193,113	(2,150)	(2,150)	264,224	(8,490)	(8,490)
EUR	6,071	653	653	24,715	463	463	11,601	1,101	1,101

Pay Foreign/ Rec. Foreign
Pay EUR/Rec. USD	4,930	303	303	1,574	(2)	(2)	1,696	(52)	(52)
Pay USD/Rec. EUR	572	(40)	(40)	—	—	—	517	47	47

Currency options
Short
Call
USD	7,270			5,987			—
	180	293	(113)	53	56	(2)	—	—	—
EUR	—			2,073			—
	—	—	—	10	6	4	—	—	—

Put
USD	7,258			3,377			862
	90	111	(21)	57	48	9	32	45	(12)
GBP	—			2,915			—
	—	—	—	17	0	16	—	—	—
EUR	3,939			11,855			—
	37	19	17	51	0	50	—	—	—
AUD	—			732			—
	—	—	—	5	0	5	—	—	—

Long
Call
USD	15,730			7,945			72
	43	383	339	44	45	0	6	0	(5)
EUR	5,602			1,371			—
	13	11	(2)	10	8	(2)	—	—	—

Put
USD	4,822			3,531			235
	190	56	(134)	82	71	(10)	14	0	(13)
GBP	—			1,960			—
	—	—	—	16	1	(15)	—	—	—
EUR	13,272			10,271			—
	80	80	(0)	87	8	(78)	—	—	—
AUD	—			755			—
	—	—	—	10	0	(10)	—	—	—

Total	1,385,259	(9,258)	(10,128)	904,357	(3,372)	(3,653)	1,107,817	(7,487)	(7,566)

Notes:	1. The fair value of foreign exchange forwards agreements is based on the futures’ market price.

2. The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.

3. The fair value of foreign currency options contracts is based on an option pricing model.

4. For foreign currency options, option premiums are shown beneath the contract amount of the option.

5. Forward transactions translated at the contracted rate of the relating forward contracts which qualify for hedge accounting are not included.

(2) Interest rate-related instruments

	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Market/ Fair value	Unrealized gain/(loss)	Contract amount	Market/Fair value	Unrealized gain/(loss)	Contract amount	Market/Fair value	Unrealized gain/(loss)
Market transactions:
Interest futures
Short	92,204	(16)	(16)	15,262	(90)	(90)	4,020	(0)	(0)
Long	8,747	(11)	(11)	15,459	14	14	—	—	—
Interest futures options
Short
Call	—			65,352			—
	—	—	—	16	3	13	—	—	—
Put	—			21,488			—
	—	—	—	2	0	2	—	—	—
Long
Call	—			21,654			—
	—	—	—	9	11	1	—	—	—
Put	107,700			—			—
	12	18	6	—	—	—	—	—	—

Over-the-counter transactions:
Interest options
Short
Cap	44,331			62,499			48,657
	216	32	183	470	283	187	240	102	138
Swaption	318,666			21,112			32,657
	2,120	2,390	(269)	—	535	(535)	—	138	(138)
Long
Cap	33,754			42,591			32,774
	385	48	(337)	392	279	(112)	378	136	(242)
Floor	1,873			4,313			1,763
	37	2	(34)	94	50	(43)	35	15	(19)
Swaption	59,554			4,000			9,000
	222	213	(8)	—	228	228	—	76	76
Interest rate swap
Pay.float/Rec.fix	4,972,688	149,858	149,858	4,810,791	117,385	117,385	4,717,790	152,517	152,517
Pay.fix/Rec.float	3,765,155	(100,796)	(100,796)	3,330,565	(56,639)	(56,639)	3,446,976	(87,355)	(87,355)
Pay.float/Rec.float	427,247	100	100	342,494	663	663	332,099	90	90
Pay.fix/Rec.fix	110,523	(7,257)	(7,257)	7,200	39	39	13,251	44	44

Total	9,942,446	44,583	41,416	8,764,785	62,764	61,113	8,638,991	65,765	65,110

Notes:	1. The fair value of interest rate futures and interest rate futures options transactions at the end of period is based on the costing price at major stock exchanges.

2. The fair value of interest options transactions is based on an option pricing model.

3. The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.

4. For interest rate futures and interest rate futures options transactions, option premiums are shown beneath the contract amount of the option.

5. Interest rate swaps to which hedge accounting is applied are as follows.

	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Market/Fair value	Unrealized gain/(loss)	Contract amount	Market/Fair value	Unrealized gain/(loss)	Contract amount	Market/Fair value	Unrealized gain/(loss)
Deferred hedge accounting in accordance with bulletin No. 26	895,700	6,036	(42,779)	535,100	2,719	(34,236)	391,600	(3,478)	(24,092)
			47,143			40,304			23,269

Other deferred hedge accounting	50,000	3,128	3,128	53,100	3,729	3,729	50,000	3,846	3,846

Total	945,700	9,164	7,492	588,200	6,448	9,798	441,600	367	3,023

6. Deferred hedge gains on the balance sheets include the following interest rate swap transactions to which hedge accounting is not applied.

	(Yen in millions)
	As of September 30, 2005 Deferred hedge gains	As of September 30, 2004 Deferred hedge gains	As of March 31, 2005 Deferred hedge gains
Balance of deferred hedge gains in accordance with bulletin No. 16 relating to interest rate swaps which are not covered by bulletin No. 26	48,472	80,288	84,706
Other deferred hedge accounting	1,268	(9,285)	(10,690)

Total	49,740	71,002	74,015

Bulletin No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)

Bulletin No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Market/Fair value	Unrealized gain/(loss)	Contract amount	Market/Fair value	Unrealized gain/(loss)	Contract amount	Market/Fair value	Unrealized gain/(loss)
Market transactions:
Equity index futures
Short	45,943	(2,186)	(2,186)	32,597	901	901	13,348	140	140
Long	37,131	1,544	1,544	9,345	(202)	(202)	10,617	(178)	(178)
Equity index options
Short
Call	24,582			7,490			—
	289	1,311	(1,022)	80	20	59	—	—	—
Put	25,044			7,553			—
	268	67	201	130	98	32	—	—	—
Long
Call	1,830			24,445			—
	24	76	51	390	62	(328)	—	—	—
Put	26,689			13,437			11,096
	488	54	(433)	105	61	(44)	395	333	(62)

Over-the-counter transactions:
Equity index options
Short
Call	24,939			17,586			26,947
	474	(906)	1,381	338	(894)	1,233	474	(399)	874
Put	539			539			539
	33	—	33	33	13	20	33	1	32
Long
Call	24,959			17,606			26,967
	423	(824)	(1,247)	305	(902)	(1,207)	423	(408)	(832)
Put	617			617			617
	65	—	(65)	65	35	(30)	65	7	(58)
Equity options
Short
Put	349			3,360			1,550
	12	22	(10)	146	376	(230)	67	73	(5)
Long
Call	—			171			171
	—	—	—	34	34	—	34	34	—
Put	349			3,360			1,550
	5	22	17	63	376	312	29	73	44

Total	212,975	(816)	(1,737)	138,111	(19)	517	93,406	(323)	(45)

Notes: 1.	The market value of the equity index futures and equity index options (market transaction) as of the end of period is based on the quoted final price of the primary stock exchanges.

2.	The fair value of equity index options other than market transactions and option contracts on individual equities is based on quotation from futures market, brokers and counter monetary facilities, or on an option pricing model.

3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

4.	The synthetic option is classified into such as short or long transactions by the receiving or paying option premium at the time of the contract.

(4) Bond-related instruments

	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Market value	Unrealized gain/(loss)	Contract amount	Market value	Unrealized gain/(loss)	Contract amount	Market value	Unrealized gain/(loss)
Market transactions:
Bond futures
Short	64,564	515	515	77,827	(533)	(533)	116,012	(906)	(906)
Long	51,397	(353)	(353)	30,144	199	199	25,576	286	286

Bond futures option
Short
Call	16,880			—			—
	32	35	(3)	—	—	—	—	—	—
Put	30,737			36,770			4,020
	45	78	(32)	51	50	1	4	1	3
Long
Call	27,172			13,675			—
	90	113	22	134	166	31	—	—	—
Put	6,083			6,979			4,080
	7	10	3	20	22	2	12	3	(8)

Over-the-counter transactions:
Bond option
Short
Call	57,605			—			18,373
	126	77	48	—	—	—	—	25	(25)
Put	23,012			4,894			—
	199	270	(71)	5	9	(4)	—	—	—
Long
Call	80,408			—			—
	205	1,276	1,071	—	—	—	—	—	—
Put	23,012			—			—
	173	275	102	—	—	—	—	—	—

Total	380,873	2,299	1,302	170,291	(84)	(303)	168,062	(589)	(649)

Notes:	1. The market value of the bond futures and the bond options as of the end of period is based on the quoted final price at the primary stock exchanges.

2. The fair value of over-the-counter bond options is quoted from counter monetary facilities.

3. For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(5) Weather-related instruments

	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Weather derivatives
Short	2,464			3,658			1,969
	170	19	151	99	1,030	(931)	98	(286)	385

Total	2,464	19	151	3,658	1,030	(931)	1,969	(286)	385

Notes:	1. The fair value of weather derivatives is based on the elements of an individual contract relating to the transactions including weather conditions and contract term.

2. The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Credit derivatives
Short	1,679,392	3,784	3,784	1,958,359	1,603	1,603	1,902,280	2,862	2,862
Long	371,454	(3,929)	(3,929)	418,194	(5,935)	(5,935)	401,982	(5,253)	(5,253)

Total	2,050,846	(144)	(144)	2,376,554	(4,332)	(4,332)	2,304,262	(2,390)	(2,390)

Notes: The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model. (7) Commodity-related instruments
	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Commodity swaps
Pay Commodity indexes/Rec. fixed price	33,370	(26,679)	(26,679)	31,853	(3,416)	(3,416)	29,359	(10,009)	(10,009)
Pay fixed price/Rec. Commodity indexes	31,129	28,215	28,215	39,042	3,742	3,742	35,735	10,312	10,312
Pay variable indexes/Rec. Commodity indexes	15,621	422	422	3,641	125	125	3,872	149	149

Total	80,121	1,958	1,958	74,537	451	451	68,966	451	451

Notes: The fair value of the Commodity swap transactions at the end of period is calculated mainly using internal evaluation model. (8) Others
	(Yen in millions)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)	Contract amount	Fair value	Unrealized gain/(loss)
Over-the-counter transactions:
Derivative including the inflation indexed bonds
Pay fix/Rec. variable consumer price index	5,500			9,500			18,400
	299	313	13	795	676	(119)	1,452	1,362	(90)

Total	5,500	313	13	9,500	676	(119)	18,400	1,362	(90)

Notes:	1. The fair value of the derivative including the inflation indexed bonds at the end of period is calculated mainly using internal evaluation model.
2. The original price of the derivative including the inflation indexed bonds are shown below the respective contractual amount as of the commencement date.

Interim Financial Statements of Tokio Marine Nichido and its Consolidated Subsidiaries

Consolidated	Interim Balance Sheets

	(Yen in millions except percentages)
	As of September 30, 2005		As of September 30, 2004		As of March 31, 2005
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Assets
Cash, deposits and savings	228,485	2.23	453,983	4.96	212,434	2.24
Call loans	69,600	0.68	477,600	5.21	170,400	1.80
Monetary receivables bought	655,483	6.39	268,311	2.93	512,336	5.40
Money trust	100,360	0.98	80,998	0,88	74,982	0.79
Securities	7,605,725	74.15	6,233,607	68.05	6,879,606	72.56
Loans	561,846	5.48	652,292	7.12	574,340	6.06
Property and equipment	302,223	2.95	340,950	3.72	317,388	3.35
Other assets	684,708	6.68	671,069	7.33	757,228	7.99
Deferred tax assets	1,004	0.01	342	0.00	470	0.00
Customers’ liabilities under acceptances and guarantees	66,333	0.65	1,368	0.01	839	0.01
Reserve for bad debts	(19,169)	(0.19)	(20,835)	(0.23)	(18,967)	(0.20)

Total assets	10,256,602	100.00	9,159,688	100.00	9,481,059	100.00

Liabilities
Underwriting funds	5,812,612	56.67	5,843,504	63.80	5,729,060	60.43
Outstanding claims	795,239		783,112		785,729
Underwriting reserves	5,017,372		5,060,392		4,943,331
Straight Bonds	219,905	2.14	212,859	2.32	226,875	2.39
Other liabilities	901,564	8.79	593,726	6.48	798,368	8.42
Reserve for retirement benefits	188,051	1.83	184,312	2.01	187,954	1.98
Reserve for employees’ bonuses	20,358	0.20	21,993	0.24	17,244	0.18
Reserve under the special law	89,665	0.87	68,998	0.75	81,775	0.86
Reserve for price fluctuation	89,665		68,998		81,775
Deferred tax liabilities	408,410	3.98	145,975	1.59	202,114	2.13
Consolidated adjustment account	349	0.00	369	0.00	359	0.00
Acceptances and guarantees	66,333	0.65	1,368	0.01	839	0.01

Total liabilities	7,707,252	75.14	7,073,108	77.22	7,244,593	76.41

Minority interest	1,847	0.02	1,394	0.02	1,610	0.02

Stockholders’ equity
Common stock	101,994	0.99	152,545	1.67	101,994	1.08
Additional paid-in capital	123,521	1.20	72,970	0.80	123,521	1.30
Retained earnings	656,640	6.40	684,915	7.48	744,617	7.85
Unrealized gains on investments, net of taxes	1,680,619	16.39	1,193,186	13.03	1,285,614	13.56
Foreign currency translation adjustments	(15,273)	(0.15)	(18,432)	(0.20)	(20,893)	(0.22)

Total stockholders’ equity	2,547,502	24.84	2,085,184	22.76	2,234,854	23.57

Total liabilities, minority interest and stockholders’ equity	10,256,602	100.00	9,159,688	100.00	9,481,059	100.00

Note:	The above figures as of September 30, 2004 represent the simple sum aggregate of amounts listed in each balance sheet of Tokio Marine and Nichido Fire as of the balance sheet date.

Consolidated Interim Statements of Income

	(Yen in millions except percentages)
	For the six months ended				For the year ended March 31, 2005
	September 30, 2005		September 30, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Ordinary income and expenses
Ordinary income	1,221,273	100.00	1,220,422	100.00	2,505,195	100.00
Underwriting income	1,123,853	92.02	1,123,149	92.03	2,264,413	90.39
Net premiums written	971,746		963,730		1,920,522
Deposit premiums from policyholders	118,101		111,736		226,848
Investment income on deposit
premiums from policyholders	33,270		33,630		67,483
Life insurance premiums	241		184		415
Provision for underwriting reserves	—		12,809		48,985
Investment income	90,324	7.40	87,557	7.17	219,442	8.76
Interest and dividends received	71,141		63,226		130,950
Profit on investment in money trusts	5,029		764		1,676
Profit on trading securities	113		—		39
Profit on sales of securities	41,223		53,024		128,996
Profit on redemption of securities	955		605		1,302
Profit on derivative transactions	3,372		2,526		21,623
Transfer of investment income on deposit premiums	(33,270)		(33,630)		(67,483)
Other ordinary income	7,095	0.58	9,715	0.80	21,338	0.85
Depreciation of consolidated adjustment account	9		9		19
Investment income under the equity method	509		424		1,243
Ordinary expenses	1,133,564	92.82	1,189,532	97.47	2,323,739	92.76
Underwriting expenses	963,940	78.93	1,005,298	82.37	1,960,438	78.25
Net claims paid	533,343		499,542		1,142,200
Loss adjustment expenses	36,370		38,697		71,990
Agency commissions and brokerage	154,862		153,313		307,741
Maturity refunds to policyholders	158,440		154,143		356,643
Dividends to policyholders	11		14		45
Life insurance claims	162		119		257
Provision for outstanding claims	7,394		78,202		80,945
Provision for underwriting reserves	72,918		80,816		—
Investment expenses	5,926	0.49	14,858	1.22	27,083	1.08
Loss on investment in money trusts	434		293		604
Loss on trading securities	—		58		—
Loss on sales of securities	831		4,123		11,887
Loss on revaluation of securities	3,888		5,864		6,889
Loss on redemption of securities	389		1,392		2,933
Loss on derivative instruments	—		1,975		1,975
Underwriting and general administrative expenses	159,303	13.04	165,867	13.59	330,856	13.21
Other ordinary expenses	4,393	0.36	3,508	0.29	5,360	0.21
Interest paid	1,271		1,155		2,593
Loss on bad debts	1,073		130		130
Investment loss under the equity method	3		24		35
Ordinary profit	87,709	7.18	30,889	2.53	181,455	7.24

Extraordinary gains and losses
Extraordinary gains	4,942	0.40	1,134	0.09	16,263	0.65
Profit on sales of properties	4,508		862		15,990
Gain on investments in subsidiaries and affiliates	433		—		—
Other extraordinary gains	—		272		272
Extraordinary losses	20,194	1.65	23,242	1.90	56,311	2.25
Loss on sales of properties	724		2,866		7,031
Loss on impairment of fixed assets	9,269		—		—
Provision for reserve under the special law	7,890		3,652		16,429
Provision for reserve for price fluctuation	7,890		3,652		16,429
Extra write-off against profit on sales of properties	—		0		—
Merger related costs	—		4,202		18,983
Valuation loss on properties	—		12,520		13,867
Other	2,309		—		—

Income or loss before income taxes	72,457	5.93	8,782	0.72	141,407	5.64
Income taxes - current	39,749	3.25	16,289	1.33	43,955	1.75
Income taxes - deferred	(15,471)	(1.27)	(14,744)	(1.21)	(2,975)	(0.12)
Minority interest	168	0.01	93	0.01	300	0.01

Net income or loss	48,012	3.93	7,144	0.59	100,125	4.00

Note:	The above figures for the six months ended September 30, 2004 represent the simple sum aggregate of the amounts stated in Tokio Marine and Nichido Fire for the relevant term. In addition, the above figures for the year ended March 31, 2005 represent the simple sum aggregate of the amounts stated in Nichido Fire for the six months ended September 30, 2004 and those stated in Tokio Marine Nichido for the full year ended March 31, 2005.

Consolidated Interim Statements of Retained Earnings

	(Yen in millions)
	For the six months ended		For the year ended March 31, 2005
	September 30, 2005	September 30, 2004
Additional paid-in capital

Additional paid-in capital at beginning of	123,521	72,970	72,970
Increase in additional paid-in capital	—	—	50,550
Increase in connection with merger	—	—	50,550
Additional paid-in capital at end of	123,521	72,970	123,521

Retained earnings

Unappropriated retained earnings at beginning of	744,617	767,817	767,817
Increase in unappropriated retained earnings	48,731	7,345	100,327
Net income	48,012	7,144	100,125
Increase in connection with newly consolidated subsidiaries	719	—	—
Increase in connection with merger	—	201	201
Decrease in unappropriated retained earnings	136,708	90,247	123,526
Dividends	136,403	90,014	110,021
Bonuses to directors	—	20	20
Adjustment in retained earnings resulting from merger	—	—	13,387
Other decreases	304	212	98
Unappropriated retained earnings at end of	656,640	684,915	744,617

Note

1.	“Bonuses to directors” were paid only to directors.

2.	“Other decreases” include depreciation of assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

3.	The above figures for the six months ended September 30, 2004 represent the simple sum aggregate of the amounts stated in Tokio Marine and Nichido Fire for the relevant term. In principle, the above figures for the year ended March 31, 2005 represent the simple sum aggregate of the amounts stated in Nichido Fire for the six months ended September 30, 2004 and those stated in Tokio Marine Nichido for the full year ended March 31, 2005, however some figures are adjusted if required.

Consolidated Interim Statements of Cash Flows

	(Yen in millions)
	For the six months ended		For the year ended March 31, 2005
	September 30, 2005	September 30, 2004
I. Cash flows from operating activities:
Income or loss before income taxes	72,457	8,782	141,407
Depreciation	8,523	8,793	18,230
Loss on impairment of fixed assets	9,269	—	—
Amortization of goodwill	(9)	(9)	(19)
Increase (decrease) in outstanding claims	7,466	78,218	81,007
Increase (decrease) in underwriting reserves	72,917	68,009	(48,985)
Increase (decrease) in reserve for bad debts	171	(7,434)	(9,306)
Increase (decrease) in reserve for retirement benefits	96	(1,960)	(1,977)
Increase (decrease) in reserve for employees’ bonuses	3,102	2,506	(2,248)
Increase (decrease) in reserve for price fluctuation	7,890	3,652	16,429
Interest and dividend income	(71,141)	(63,226)	(130,950)
Net loss (profit)on securities	(37,765)	(42,191)	(108,627)
Interest expenses	1,271	1,155	2,593
Loss (profit) on foreign exchange	954	376	898
Loss (profit) related to properties	(3,784)	14,525	4,908
Investment loss (income) under the equity method	(509)	(424)	(1,243)
Decrease (increase) in other assets (other than investing and financing activities)	107,273	21,253	(67,477)
Increase (decrease) in other liabilities (other than investing and financing activities)	(38,415)	(31,214)	5,883
Others	(3,458)	5,991	6,557
Sub-total	136,308	66,804	(92,922)
Interest and dividends received	71,476	70,484	138,603
Interest paid	(1,030)	(1,650)	(3,191)
Income taxes paid	(23,324)	(6,114)	(33,270)
Net cash provided by operating activities	183,429	129,523	9,219

II. Cash flows from investing activities:
Net increase in deposit and savings	(16,436)	960	(1,335)
Purchases of monetary receivables bought	(106,629)	(43,792)	(226,833)
Proceeds from sales and redemption of monetary receivables bought	98,799	15,239	74,400
Increase in money trust	(53,398)	(24,747)	(43,486)
Decrease in money trust	32,614	8,759	34,629
Purchases of securities	(908,251)	(967,397)	(2,103,610)
Proceeds from sales and redemption of securities	640,118	957,103	2,329,747
Loans made	(109,646)	(104,060)	(190,714)
Proceeds from collection of loans receivable	121,489	110,244	274,243
Increase in cash received under securities lending transactions	(38,198)	(952)	163,735
Other	(56)	22	(31)
II (a) Subtotal	(339,593)	(48,620)	310,745
Subtotal (I+II(a))	(156,164)	80,902	319,964
Purchases of property and equipment	(5,012)	(7,889)	(17,723)
Proceeds from sales of property and equipment	7,120	1,619	27,172
Net cash provided by (used in) investing activities	(337,485)	(54,890)	320,194

III. Cash flows from financing activities:
Proceeds from borrowing	29,000	2,000	3,000
Payments of borrowing	(2,553)	(4,604)	(6,143)
Proceeds from issuance of bond	41,811	33,257	60,105
Redemption of bond	(49,408)	(19,484)	(32,802)
Dividends paid	(27,624)	(90,041)	(110,045)
Dividends paid to minority shareholders	(9)	(19)	(44)
Other	(1,052)	(738)	(1,487)
Net cash provided by (used in) financing activities	(9,837)	(79,632)	(87,418)

IV. Effect of exchange rate changes on cash and cash equivalents	1,643	(432)	(468)

V. Net increase (decrease) in cash and cash equivalents	(162,250)	(5,431)	241,526

VI. Cash and cash equivalents at beginning of	1,337,652	1,095,962	1,095,962

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	23,920	—	—

VIII. Net increase in cash and cash equivalents due to merger of subsidiaries	—	163	163

IX. Cash and cash equivalents at end of	1,199,323	1,090,694	1,337,652

Note:	The above figures for the six months ended September 30, 2004 represent the simple sum aggregate of the amounts stated in Tokio Marine and Nichido Fire for the relevant term. In addition, the above figures for the year ended March 31, 2005 represent the simple sum aggregate of the amounts stated in Nichido Fire for the six months ended September 30, 2004 and those stated in Tokio Marine Nichido for the full year ended March 31, 2005.

Item 2

(English translation)

November 22, 2005

Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2005

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Kenji Tanaka, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-5223-3212

Noriaki Tashimo, Corporate Accounting Dept., Millea Holdings, Inc. Phone: 03-6212-3344

Date of the Board of Directors’ Meeting: November 22, 2005

Date of Commencement of Interim Dividend Payment: -

Interim	dividends system: Established

New unit system: None

1. Non-Consolidated Business Results for the six months ended September 30, 2005

(from April 1, 2005 to September 30, 2005)

(1) Non-consolidated results of operations

	(Yen in millions except per share amounts and percentages)
	For the six months ended September 30, 2005	For the six months ended September 30, 2004	For the year ended March 31, 2005
Operating income	137,753	91,514	113,490
Ratio	50.5%	-30.5%	-51.4%
Operating profits	136,409	90,324	111,281
Ratio	51.0%	-30.8%	-51.9%
Ordinary profits	136,583	90,317	111,270
Ratio	51.2%	-30.8%	-51.9%
Net income	136,332	89,923	110,585
Ratio	51.6%	-31.0%	-52.1%
Net income per share of common stocks (yen)	79,773.06	50,837.37	63,170.59

The amounts less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes:

a. Average number of shares outstanding

For the six months ended September 30, 2005: 1,709,002 shares

For the six months ended September 30, 2004: 1,768,843 shares

For the year ended March 31, 2005: 1,750,589 shares

b. Change in accounting method: None

c. Percentage figures show increase or decrease in ordinary income, operating profit and net income from the previous period.

(2) Dividends payment

Dividends paid per share

For the six months ended September 30, 2005: None

For the six months ended September 30, 2004: None

For the year ended March 31, 2005: 11,000 yen

(3) Non-consolidated financial conditions

	(Yen in millions except per share amounts and percentages)
	For the six months ended September 30, 2005	For the six months ended September 30, 2004	For the year ended March 31, 2005
Total assets	2,402,459	2,349,078	2,317,486
Stockholders’ equity	2,401,828	2,348,446	2,316,761
Ratio of stockholders’ equity to total assets	100.0%	100.0%	100.0%
Stockholders’ equity per share (yen)	1,413,625.72	1,338,213.45	1,347,033.30

Notes:

a. Number of shares outstanding

As of September 30, 2005: 1,699,055 shares

As of September 30, 2004: 1,754,911 shares

As of March 31, 2005: 1,719,899 shares

b. Number of treasury stocks outstanding

As of September 30, 2005: 27,993 shares

As of September 30, 2004: 32,137 shares

As of March 31, 2005: 7,149 shares

2. Non-consolidated business forecast for the year ending March 31, 2006

(from April 1, 2005 to March 31, 2006)

(Yen in millions)

Operating income	139,000
Ordinary profits	136,000
Net income	136,000
Annual cash dividends per share (yen)	15,000.00
Cash dividends per share by the year end (yen)	15,000.00

Notes:

Expected net income per share (yen): 80,044.47

Non-Consolidated Interim Balance Sheets

	(Yen in millions except percentages)
	As of September 30, 2005			As of September 30, 2004			As of March 31, 2005
	Amount		Ratio	Amount		Ratio	Amount		Ratio
			%			%			%
Current assets:
Cash, deposits and savings	11,781			113,013			72,386
Receivables	114,324			17,726			21,607
Others	185			161			199

Total Current assets		126,291	5.26		130,901	5.57		94,193	4.06

Non-current assets:
Tangible fixed assets	188			254			234
Intangible fixed assets	0			0			0
Investments and other assets:
Investments in subsidiaries (stock)	2,275,907			2,217,902			2,223,038
Others	70			19			19

Total Non-current assets		2,276,167	94.74		2,218,177	94.43		2,223,293	95.94

Total Assets		2,402,459	100.00		2,349,078	100.00		2,317,486	100.00

Liabilities and Stockholders’ equity
Liabilities:
Current liabilities
Reserve for bonus	133			143			111
Others	379			489			613

Total Current liabilities		513	0.02		632	0.03		725	0.03

Non-current liabilities:
Long-term accrued amount payable	117			—			—

Total Non-current liabilities		117	0.00		—	—		—	—

Total Liabilities		630	0.03		632	0.03		725	0.03

Stockholders’ equity:
Common stock		150,000	6.24		150,000	6.39		150,000	6.47
Capital surplus
Additional paid-in capital	1,511,485			1,511,485			1,511,485
Others	320,164			408,418			320,166

Total Capital surplus		1,831,649	76.24		1,919,904	81.73		1,831,652	79.04

Retained earnings
Voluntary reserve	304,994			214,994			214,994
Unappropriated retained earnings	158,288			110,212			130,875

Total retained earnings		463,282	19.28		325,207	13.84		345,869	14.92

Treasury stock		(43,104)	(1.79)		(46,664)	(1.99)		(10,760)	(0.46)

Total stockholders’ equity		2,401,828	99.97		2,348,446	99.97		2,316,761	99.97

Total Liabilities and Stockholders’ equity		2,402,459	100.00		2,349,078	100.00		2,317,486	100.00

Non-Consolidated Interim Statements of Income

	(Yen in millions except percentages)
	For the six months ended September 30, 2005			For the six months ended September 30, 2004			For the year ended March 31, 2005
	Amount		Ratio	Amount		Ratio	Amount		Ratio
			%			%			%
Operating income:
Dividends received from subsidiaries	136,403			90,014			110,490
Fees received from subsidiaries	1,350			1,500			3,000

Total Operating income		137,753	100.00		91,514	100.00		113,490	100.00

Operating expenses:
General and administrative expenses		1,344	0.98		1,190	1.30		2,209	1.95

Operating profit		136,409	99.02		90,324	98.70		111,281	98.05

Non-operating income		197	0.14		16	0.02		38	0.03
Non-operating expenses		23	0.02		22	0.02		49	0.04

Ordinary profit		136,583	99.15		90,317	98.69		111,270	98.04

Extraordinary losses		325	0.24		0	0.00		0	0.00

Income before income taxes		136,258	98.91		90,317	98.69		111,269	98.04
Income taxes-current	—			431			759
Refunded corporate income tax	44			—			—
Income taxes-deferred	(29)			(37)			(76)

Total income taxes		(74)	(0.05)		393	0.43		683	0.60

Net income		136,332	98.97		89,923	98.26		110,585	97.44

Unappropriated retained earnings at the beginning of the period		21,956			20,289			20,289

Unappropriated retained earnings at the end of the period		158,288			110,212			130,875

Basis for presentation and significant accounting policies

1. Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2. Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

Equipment and furniture	3 to 15 years
Buildings	8 to 18 years

3. Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues for reserve for employees’ bonuses based on the estimated amount of payment attributable to the six months ended September 30, 2005.

4. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary lease transactions.

5. Consumption taxes

Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

Changes in the significant accounting policies as a basis for preparation of non-consolidated interim financial statements

Accounting Standards for Impairment of Fixed Assets

The Company has adopted the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No. 6, October 31, 2003) for the six months ended September 30, 2005. The application of the new accounting standards did not have impact on profit and loss of the Company for the six months ended September 30, 2005.

Notes to non-consolidated balance sheet

1. Accumulated depreciation of tangible fixed assets amounted to 77 million yen.

Notes to non-consolidated statement of income

1. Depreciation expenses

    Tangible Fixed Assets:                10 million yen

Lease Transactions

Information on this item will be disclosed through EDINET.

Securities

Investments in subsidiaries are non-marketable securities.